Exhibit 99.1

Infinity Pharmaceuticals Reports Full Year 2022 Financial Results

– Infinity ended 2022 with total cash and cash equivalents of $38.3 million –

– Infinity Previously Announced Definitive Merger Agreement with MEI Pharma to Advance Three Promising Clinical Oncology Candidates –

CAMBRIDGE, Mass., March 28, 2023 /Business Wire/ -- Infinity Pharmaceuticals, Inc. (NASDAQ: INFI) (“Infinity” or the “Company”), a clinical-stage biotechnology company developing eganelisib, a potential first-in-class, oral, immuno-oncology macrophage reprogramming therapeutic, today announced its full year 2022 financial results. The Company previously announced on February 23, 2023 its execution of a definitive merger agreement with MEI Pharma for a strategic combination of Infinity and MEI, which is expected to close in mid-2023, subject to approvals by MEI Pharma and Infinity shareholders and other customary closing conditions.

Infinity’s Full Year 2022 Financial Results:

•	At December 31, 2022, Infinity had total cash and cash equivalents of $38.3 million, compared to $80.7 million at December 31, 2021.

•
Research and development expenses for 2022 were $32.4 million, compared to $31.6 million in 2021.The increase is primarily related to an increase in compensation expenses due primarily to additional staff for the development of eganelisib and an increase in consulting, partially offset by a decrease in clinical development expenses.

•
General and administrative expenses were $13.5 million for 2022, compared to $14.2 million for 2021. The decrease in G&A expense is primarily due to a decrease in consulting and compensation expenses, partially offset by an increase in information technology support expenses.

•	Net loss for 2022 was $44.4 million, or a basic and diluted loss per common share of $0.50, compared to a net loss of $45.3 million, or a basic and diluted loss per common share of $0.53 in 2021.

Proposed Merger of Infinity Pharmaceuticals with MEI Pharma:

As previously announced (press release here) and as approved by the respective Boards of Directors of both companies, on February 23, 2023 MEI and Infinity entered into a merger agreement for an all-stock transaction with the intent to form a company combining the expertise and resources of MEI and Infinity to advance a robust pipeline of three clinical-stage oncology drug candidates. All three clinical-stage development programs have the potential, in combination with current therapies, to overcome known resistance mechanisms and meaningfully improve patient outcomes.

If the merger is consummated, the combined company is projected to have a ~$100M cash balance at closing which is expected to fund operations through mid-2025. Importantly, clinical data expected over the next 12 to 24 months from the combined company’s clinical-stage oncology development pipeline consists of three differentiated programs:

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Eganelisib, an oral immuno-oncology macrophage reprogramming product candidate, which, subject to U.S. Food and Drug Administration review, is planned to be evaluated in combination with the PD-1 targeted checkpoint inhibitor pembrolizumab (KEYTRUDA®) as first line therapy in patients with relapsed/metastatic head and neck squamous cell carcinoma (HNSCC).  The primary endpoint of the Phase 2 study will be overall survival. In the second half of 2024 we plan to have initial data on safety and progression free survival.

•
Voruciclib, an oral CDK9 inhibitor, currently being studied in combination with venetoclax (VENCLEXTA®) in patients with hematologic malignancies.  MEI has provided guidance that the ongoing Phase 1b trial is expected to report initial results from the combination regimen around the end of 2023.

•
ME-344, a novel tumor selective mitochondrial inhibitor targeting the OXPHOS pathway, to be evaluated in combination with bevacizumab (AVASTIN®) in patients with relapsed colorectal cancer. MEI has provided guidance that data from the Phase 1b trial to support opening enrollment in an expansion cohort are expected to be reported around the end of 2023.

In anticipation of the merger, Infinity is investing in merger-related activities, including transaction costs, in preparation for the potential initiation of a Phase 2 study of eganelisib in HNSCC, subject to FDA review, and corporate restructuring costs including severance and retention payments.

If the merger is not consummated, Infinity expects to have a cash runway on a stand-alone basis into the second half of 2023, compared to its most recent guidance of cash runway into 2024.  This shorter cash runway is a result of expenditures related to merger activities and the advancement of eganelisib. If Infinity does not successfully consummate the merger, Infinity expects to evaluate strategic alternatives and if Infinity is unable to enter into another strategic transaction, the Company’s board of directors may conclude that it is in the best interest of stockholders to cease normal operations and wind down the Company through bankruptcy or dissolution proceedings.

Focus of Eganelisib Development Following the Proposed Merger as Announced on Feb 23, 2023:

Global Phase 2 Study of Eganelisib in Front Line Head and Neck Cancer Patients

The lead and most advanced program for the combined company is planned to be eganelisib. With data supporting multiple paths forward for eganelisib, a study in head and neck squamous cell carcinoma (HNSCC) was prioritized based on the ability to leverage encouraging progression-free survival data generated in head and neck cancer patients in Infinity’s MARIO-1 clinical trial.  In addition to the encouraging data from MARIO-1, the planned initiation of a randomized, controlled Phase 2 clinical study combining eganelisib with pembrolizumab or pembrolizumab in front line recurrent metastatic HNSCC patients was prioritized because:

•	Pembrolizumab is an approved standard of care in the study population and an appropriate control arm for the study.

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Patients with recurrent or metastatic HNSCC with a PD-L1 combined positive score of 1 or greater have relatively short median progression free survival (3.2 months) and median overall survival (12.3 months) when treated with pembrolizumab monotherapy (Burtness et al Lancet 2019).

•
We believe that the combination regimen of eganelisib plus pembrolizumab has the potential to demonstrate progression free survival and overall survival benefits for front line recurrent metastatic HNSCC patients in a reasonably short period of time.

•	There are a significant number of patients in need.

Eganelisib data in HNSCC Patients from MARIO-1 Study:

The prioritized HNSCC Phase 2 study follows an encouraging signal from our MAcrophage Reprogramming in Immuno-Oncology-1, or MARIO-1, study, a Phase 1/1b clinical study designed to evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics, and activity for eganelisib — both as a monotherapy and in combination with nivolumab — in 224 patients with advanced solid tumors. As of the study’s December 13, 2021 database lock, the median progression free survival, or mPFS, rate of 3.7 months (1.9, 5.5) was observed in the HNSCC cohort in patients with immediate prior progression on CPI therapy. The mPFS for all patients receiving pembrolizumab monotherapy was 2.3 months in KEYNOTE-048, the benchmark study investigating pembrolizumab monotherapy, pembrolizumab plus chemotherapy, or cetuximab plus chemotherapy as a first-line therapy in recurrent or metastatic HNSCC patients. However, we caution you that the risks in cross-trial comparisons limit our ability to reach definitive conclusions without a prospective, adequately powered, randomized controlled trial. Further, in MARIO-1, a disease control rate, or DCR, of 36.4% (4 of 11 patients), an overall response rate, or ORR, of 18.2% (2 of 11 patients), and an mPFS rate of 5.3 months (1.9, 11.1) were observed in the HNSCC cohort in patients with immediate prior progression on CPI therapy and two or fewer prior lines of therapy.  Reversible hepatic and skin adverse events were the most common toxicities observed when eganelisib was combined with nivolumab in patients across all combination cohorts of the MARIO-1 study in patients with advanced solid tumors.

Encouraging data with eganelisib has been generated in other patient populations including in patients with front-line metastatic triple negative breast cancer, or mTNBC, from the MARIO-3 TNBC study, and in CPI-naïve platinum refractory second line urothelial cancer patients in the MARIO-275 study, as summarized in the Company’s Annual Report on Form 10-K for 2022 filed on March 28, 2023.

 About Infinity and Eganelisib

Infinity Pharmaceuticals, Inc. (“Infinity” or the “Company”), is a clinical-stage biotechnology company developing eganelisib (IPI-549), a first-in-class, oral, immuno-oncology macrophage reprogramming therapeutic which is designed to address a fundamental biologic mechanism of immune suppression in cancer in multiple clinical studies. For more information on Infinity, please refer to Infinity’s website at www.infi.com.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction between Infinity Pharmaceuticals, Inc. (“Infinity”) and MEI Pharma, Inc. (“MEI”). In connection with the proposed merger, MEI and Infinity plan to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of MEI and Infinity that also constitutes a prospectus of MEI. Each of MEI and Infinity also plan to file other relevant documents with the SEC regarding the proposed merger. Any definitive joint proxy statement/prospectus regarding the proposed merger (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”), if and when available, will be mailed to stockholders of MEI and Infinity. INVESTORS AND MEI’S AND INFINITY’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF MEI AND INFINITY WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND THE PARTIES TO THE PROPOSED MERGER. Investors and stockholders will be able to obtain a free copy of the Joint Proxy Statement/Prospectus and other documents containing important information about MEI and Infinity, once such documents are filed with the SEC, from the SEC’s website at www.sec.gov. MEI and Infinity make available free of charge at www.meipharma.com and www.infi.com, respectively (in the “Investors” and “Investors/Media” sections, respectively), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

MEI, Infinity and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of MEI and Infinity in connection with the proposed merger. Securityholders may obtain information regarding the names, affiliations and interests of MEI’s directors and executive officers in MEI’s Annual Report on Form 10-K for the fiscal year ended June 30, 2022, which was filed with the SEC on September 8, 2022, and its definitive proxy statement for the 2022 annual meeting of stockholders, which was filed with the SEC on October 27, 2022. Securityholders may obtain information regarding the names, affiliations and interests of Infinity’s directors and executive officers in Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 28, 2023. Additional information regarding the interests of such individuals in the proposed merger will be included in the Joint Proxy Statement/Prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, MEI’s investor website at https://www.meipharma.com/investors and Infinity’s investor website at https://investors.infi.com/.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations of the management of Infinity that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding: the expected timing of the closing of the proposed merger; the ability of the parties to complete the proposed merger considering the various closing conditions; the expected benefits of the proposed merger, including estimations of anticipated cost savings and cash runway; the competitive ability and position of the combined company; the potential, safety, efficacy, and regulatory and clinical progress of the combined company’s product candidates, including the anticipated timing for initiation of clinical trials and release of clinical trial data and the expectations surrounding potential regulatory submissions, approvals and timing thereof; the sufficiency of the combined company’s cash, cash equivalents and short-term investments to fund operations; the period in which the Company’s cash on a stand-alone basis is expected to fund operations; the Company’s plans and ability to execute on an alternative transaction if the merger is not consummated; the Company’s intentions to consider strategic alternatives if the merger is not consummated; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Infinity’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed merger may not be completed in a timely manner or at all, which may adversely affect Infinity’s businesses and the price of its  securities; (ii) uncertainties as to the timing of the consummation of the proposed merger and the potential failure to satisfy the conditions to the consummation of the proposed merger, including obtaining stockholder and regulatory approvals; (iii) the proposed merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed merger on the ability of Infinity to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Infinity does business, or on Infinity’s operating results and business generally; (v) Infinity’s business may suffer as a result of uncertainty surrounding the proposed merger and disruption of management’s attention due to the proposed merger; (vi) the outcome of any legal proceedings related to the proposed merger or otherwise, or the impact of the proposed merger thereupon; (vii)  Infinity may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed merger; (ix) restrictions during the pendency of the proposed merger that may impact Infinity’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Infinity may be unable to obtain governmental and regulatory approvals required for the proposed merger, or that required governmental and regulatory approvals may delay the consummation of the proposed merger or result in the imposition of conditions that could reduce the anticipated benefits from the proposed merger or cause the parties to abandon the proposed merger; (xi) risks that the anticipated benefits of the proposed merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) risks relating to the value of MEI shares to be issued in the proposed merger; (xiv) the risk that integration of the proposed merger post-closing may not occur as anticipated or the combined company may not be able to achieve the benefits expected from the proposed merger, as well as the risk of potential delays, challenges and expenses associated with integrating the combined company’s existing businesses; (xv) exposure to inflation, currency rate and interest rate fluctuations, as well as fluctuations in the market price of MEI’s and Infinity’s traded securities; (xvi) the impact of the COVID-19 pandemic on MEI’s and Infinity’s industry and individual companies, including on counterparties, the supply chain, the execution of clinical development programs, access to financing and the allocation of government resources; (xvii) final data from pre-clinical studies and completed clinical trials may differ materially from reported interim data from ongoing studies and trials, and there may be uncertainties or differences in interpretation in clinical trial results; (xviii) results from early clinical trials may not be replicated in future trials; (xix) the data and results from MARIO-3 may not be comparable to IMpassion130, including due to differences in clinical trial protocols, safety management, sample sizes, duration of treatment, median duration of follow-up, and other factors; (xx) costs and delays in the development and/or U.S. Food and Drug Administration (“FDA”) approval, or the failure to obtain or maintain any such approval, of Infinity’s or the combined company’s product candidates or the content and timing of decisions made by the U.S. FDA and other regulatory authorities in general; (xxi) Infinity’s or the combined company’s inability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any product candidates; (xxii) the ability of Infinity to obtain, maintain, protect and enforce intellectual property rights; (xxiii) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Infinity’s response to any of the aforementioned factors; (xxiv) unplanned cash requirements and expenditures; and (xxv) development of agents by Infinity’s competitors for diseases in which Infinity is currently developing or intends to develop eganelisib. Further, there can be no guarantee that any positive developments in Infinity’s product portfolio or the completion of the merger will result in stock price appreciation. Additional factors that may affect the future results of Infinity are set forth in its filings with the United States Securities and Exchange Commission (the “SEC”), including Infinity’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Infinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 in Part I, Item 1A, “Risk Factors,” as filed March 28, 2023. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Infinity and its business, including factors that potentially could materially affect its business, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Any such forward-looking statements represent management’s reasonable estimates and beliefs as of the date of this communication. While Infinity may elect to update such forward-looking statements at some point in the future, it disclaims any obligation to do so, other than as may be required by law, even if subsequent events cause their views to change.

Keytruda® is a registered trademark of Merck Sharp & Dohme Corp.
Venclexta ® is a registered trademark of AbbVie Inc.
Avastin® is a registered trademark of Genentech, Inc.

INFINITY PHARMACEUTICALS, INC.

Condensed Consolidated Balance Sheets
(in thousands)
(unaudited)
	December 31, 2022	December 31, 2021
Cash and cash equivalents	$38,313	$80,726
Prepaid expenses and other current assets	1,989	1,542
Property and equipment, net	800	1,241
Other long-term assets	1,049	1,276
Total assets	$42,151	$84,785

Accounts payable and accrued expenses	$13,628	$13,300
Liability related to sale of future royalties, net[1]	47,213	48,727
Operating lease liability, less current portion	324	917
Long-term liabilities	37	270
Total stockholders’ (deficit) equity	(19,051)	21,571
Total liabilities and stockholders’ (deficit) equity	$42,151	$84,785

1 The Company is not obligated to repay any of the liabilities related to sale of future royalties but these are recorded as a liability on the balance sheet in accordance with accounting guidance for royalty monetization.

INFINITY PHARMACEUTICALS, INC.

Condensed Consolidated Statements of Operations
(in thousands, except share and per share amounts)
(unaudited)
	Year Ended December 31,
	2022	2021
Royalty revenue	$2,593	$1,858
Operating expenses:
Research and development	32,411	31,647
General and administrative	13,463	14,174
Royalty expense[1]	1,563	1,120
Total operating expenses	47,437	46,941
Loss from operations	(44,844)	(45,083)
Other income (expense):
Investment and other income	655	1
Non-cash interest expense[1]	(180)	(180)
Total other income (expense)	475	(179)
Net loss	$(44,369)	$(45,262)
Basic and diluted loss per common share	$(0.50)	$(0.53)
Basic and diluted weighted average number of common shares outstanding	89,247,785	85,597,264

1 The liabilities related to sale of future royalties will be amortized using the effective interest method over the life of the arrangements.

Investor Relations:

Luke Heagle
Real Chemistry
lheagle@realchemistry.com